4475 Executive Drive, Suite 200

San Diego, CA 92121

January 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-274885

Request for Acceleration
Requested Date: January 19, 2024
Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of its Registration Statement on Form S-1, as amended, (File No. 333-274885) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on January 19, 2024, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our counsel Scott E. Bartel of Lewis Brisbois Bisgaard & Smith LLP at (213) 358-6174.

Very Truly Yours,

Calidi Biotherapeutics, Inc.

By:	/s/ Allan Camaisa
Name:	Allan Camaisa
Title:	Chief Executive Officer